AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

PLOTS INC.

Plots Inc., a corporation organized and existing under the laws of the State of Delaware (the "***Company***"), does hereby certify that:

1. The name of the Company is Plots Inc. The Company's original Certificate of Incorporation was filed with the Delaware Secretary of State on February 16, 2022 (the "***Original Certificate***").

2. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 241 and 245 of the General Corporation Law of the State of Delaware.

3. The Company has not received any payment for any of its stock.

4. The text of the Original Certificate is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Plots Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Tristan Paul Amell, a duly authorized officer of the Company, on May 27, 2022.

/s/ Tristan Paul Amell

Tristan Paul Amell, Chief Executive Officer

EXHIBIT A

ARTICLE I

The name of the corporation is Plots Inc.

ARTICLE II

The address of the Company's registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 15,000,000 with par value of $0.00001 per share.

ARTICLE V

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

An amendment, repeal or elimination of this ARTICLE VII shall not affect its application with respect to an act or omission by a director occurring before such amendment, repeal or elimination unless this ARTICLE VII provides otherwise at the time of such act or omission.

ARTICLE VIII

Subject to any provisions in the bylaws of the Company related to indemnification of directors or officers of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or

agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the board of directors.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Company shall not be eliminated or impaired by an amendment to or repeal or elimination of this Certificate of Incorporation or the bylaws of the Company after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE IX

Except as provided in ARTICLE VII and ARTICLE VIII, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.